George M. Flint III

Direct Dial
(801) 536-6915

E-Mail
GFlint@pblutah.com

April 29, 2005

VIA EDGAR AND FACSIMILE

Tod Sherman

Mail Stop: 3-09

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:                             IOMED, Inc. (the “Company”)
Form 10-K for Fiscal Year ended June 30, 2004
File No. 1-14059

Dear Mr. Sherman:

We are in receipt of the staff’s comment letter dated April 15, 2005 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2004.  I appreciate the time you made to speak with me to discuss the timing of the Company’s response.  As I mentioned when we spoke, the Company intends to consider carefully the staff’s comments and evaluate whether modifications should be made to its historical disclosure.  This evaluation will take substantial senior management time, as well as time for interaction by senior management with the Company’s outside counsel, Board of Directors and auditors.  Our client, however, is a small company and the persons who will be involved in this process are presently engaged in preparing the Company’s 10-Q for the quarter ended March 31 and other significant matters, including several litigation matters, and do not have the ability to respond within the time referred to in your letter.  Accordingly we request on behalf of the Company an extension of the deadline to respond until May 27, 2005.

Thank you for your consideration of this request.

Sincerely,

Parsons Behle & Latimer

/s/ George M. Flint III

George M. Flint III

GMF/lmb

cc:                                 Jim B. Rosenberg